CERTIFICATE

The undersigned hereby certifies that he is an Authorized Signatory of UBS Credit Recovery Fund, L.L.C., UBS Equity Opportunity Fund, L.L.C., UBS Equity Opportunity Fund II, L.L.C., UBS Eucalyptus Fund, L.L.C., UBS Event Fund, L.L.C., UBS Juniper Crossover Fund, L.L.C., UBS M2 Fund, L.L.C., UBS Multi-Strat Fund, L.L.C., UBS Tamarack International Fund, L.L.C., UBS Technology Partners, L.L.C. and UBS Willow Fund, L.L.C. (each, a "Fund"), each a limited liability company organized under the laws of the State of Delaware; that the following is a true and correct copy of the resolutions duly adopted by a vote at a meeting of the Board of Directors of each Fund on January 13, 2010, at which meeting a quorum was at all times present and acting; and that said resolutions are in full force and effect:

RESOLVED, that it is the determination of the Directors at this meeting, including a majority of the Independent Directors, that management of the Fund be, and it hereby is, directed to obtain fidelity bond coverage for the Fund which it believes, in its reasonable judgment, to be comparable in terms of coverage, quality and cost to the Fund's existing fidelity bond, such new coverage to commence February 15, 2010, and to be issued by an issuer comparable in quality to the issuer of the Fund's existing fidelity bond, insuring the Fund and the other investment companies to be named as insured parties thereunder for covered acts or omissions of the respective Directors and officers of the Fund and the officers and employees of the Fund's investment adviser, placement agent and/or administrator in accordance with the requirements of Rule 17g-1 under the 1940 Act; and it was further

RESOLVED, that such new fidelity bond be, in the judgment of Fund management, reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the identity of the other parties named as insured parties under said bond, and the nature of the business activities of such other parties; and it was further

RESOLVED, that the Directors, including a majority of the Independent Directors, hereby approve the payment by the Fund of the portion of the premium for coverage under the new joint insured fidelity bond, in an amount to be determined, after giving due consideration to all relevant factors including, but not limited to, the identity of the other parties named as insured parties under said bond, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium between the parties named as insured's, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained its own insured bond; and it was further

RESOLVED, that the Fund's investment adviser cause the Fund to pay its ratable allocation of the total annual premium payable with respect to the fidelity bond; and it was further

RESOLVED, that the Fund's investment adviser execute and deliver a Joint Insured Fidelity Bond Agreement satisfying the requirements of Rule 17g-1 under the 1940 Act; and it was further

RESOLVED, that the Fund's investment adviser hereby is designated as the party responsible for making all filings with the SEC and giving all notices on behalf of the Fund with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Dated this 1st day of March 2010.

/s/ Steven S. Drachman
Steven S. Drachman, Esq.
Secretary